UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Professional Diversity Network, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74312Y103
(CUSIP Number)

January 29, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y103

1.	NAMES OF REPORTING PERSONS Shengqi Cai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 391,505
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 391,505
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,505
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1 (a) Name of Issuer

Professional Diversity Network, Inc.

Item 1 (b) Address of Issuer’s Principal Executive Offices

801 W. Adams Street, Suite 600, Chicago, Illinois 60607

Item 2 (a) Name of Person Filing

Shengqi Cai

Item 2 (b) Address of Principal Business Office or, if None, Residence

New Zealand Mian Ling 11 Lane on the 9th, Dongcheng District, Dongguan City, Guangdong Province, China

Item 2 (c) Citizenship

People’s Republic of China

Item 2 (d) Title of Class of Securities

Common Stock

Item 2 (e) CUSIP Number

74312Y103

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K);

Item 4 Ownership

The reporting person acquired 380,295 shares of the Common Stock of the Issuer on January 29, 2018 pursuant to a private placement transaction exempted from registration under Regulation S of the Securities Act of 1933, as amended. Previously the reporting person acquired 11,210 shares of the Common Stock from the open market.

(a)	Amount beneficially owned: 391,505
(b)	Percent of class: 9.9%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 391,505
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition: 391,505
(iv)	Shared power to dispose or to direct the disposition: 0

Item 5 Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8 Identification and Classification of Members of the Group

Not Applicable.

Item 9 Notice of Dissolution of Group

Not Applicable.

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a -11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2018

Shengqi Cai

By:	/s/ Pyng Soon, Attorney – In -Fact